EXHIBIT 22.1

List of Subsidiary Guarantors and Affiliates Whose Securities Collateralize Securities of Nine Energy Service, Inc.

Name	Jurisdiction

CDK Perforating, LLC	Texas

Crest Pumping Technologies, LLC	Delaware

Magnum Oil Tools GP, LLC	Texas

Magnum Oil Tools International, LTD	Texas

MOTI Holdco, LLC	Delaware

Nine Downhole Technologies, LLC	Delaware

Nine Energy Service, LLC	Delaware

RedZone Coil Tubing, LLC	Texas